405 State Highway 121 Bypass, Bldg A, Suite 250, Lewisville, TX 75067 Ph: (214) 488-6300 Fax: (972) 459-4800 www.ushomesystems.com

September 25, 2008

Mr. Bret Johnson

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-9295

Mail Stop 7010

Re:	U.S. Home Systems, Inc.

Annual Report on Form 10-K for the year ended December 31, 2007

File No. 0-18291

Dear Mr. Johnson:

This letter is in response to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 18, 2008 (the “Comment Letter”) regarding the annual report on Form 10-K for the year ended December 31, 2007 (“Initial Form 10-K”) of U.S. Home Systems, Inc. (the “Company”).

The Company filed Amendment No. 1 to its Initial Form 10-K on August 12, 2008, in response to the Comment Letter. Today, the Company filed Amendment No. 2 to its Initial Form 10-K in further response to the Comment Letter.

For your convenience, we have restated each Staff comment and then provided our response. The Company supplementally advises the Staff as follows:

Comment:

1.	It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year it appears you are required to report on your management’s assessment of internal control over financial reporting.

Mr. Bret Johnson

September 25, 2008

Response:

To address the Staff’s comment, we modified the disclosure in Part II Item 9A(T) “Controls and Procedures” in Amendment No. 1 to the Initial Form 10-K to clarify that management performed its assessment of internal control over financial reporting as of December 31, 2007. We also included in Amendment No. 1 management’s annual report on internal control over financial reporting as specified by Item 308T(a) of Regulation S-K. Although management’s annual report was not included in the Initial Form 10-K, our management, with the participation of our CEO and CFO, performed the evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making their assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this evaluation and those criteria, our management concluded that, as of December 31, 2007, our internal control over financial reporting was effective.

Comment:

2.	If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response: See our response to the above Comment.

Comment:

3.	In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

Management has assessed the Company’s disclosure controls and procedures in light of the Staff’s comments. Our management under the supervision and with the participation of our CEO and CFO has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15 promulgated under the Securities Exchange Act of 1934, as amended, (“Exchange Act”) as of the end of the period covered by the Initial Form 10-K. Based on such evaluation, our CEO and CFO have concluded, as disclosed in Amendment No. 2 to the Initial Form 10-K, that, as of the end of the period covered by the Initial Form 10-K, the

Mr. Bret Johnson

September 25, 2008

Company’s disclosure controls and procedures are not effective because we failed to include the management’s report on internal control over financial reporting in our Initial Form 10-K. We remedied this failure in the effectiveness of our disclosure controls and procedures by filing with the Commission on August 12, 2008, Amendment No. 1 to our Initial Form 10-K which included the required management’s report. We have also implemented additional controls and procedures designed to ensure that the disclosure provided by the Company meets the then current requirements of the applicable filing made under the Exchange Act.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please direct them to Robert A. DeFronzo, CFO at 214-488-6313 or Richard B. Goodner, VP – Legal Affairs at 214-488-6324.

Sincerely,

/s/ Robert A. DeFronzo
Robert A. DeFronzo
Chief Financial Officer

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